UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

     (Check one): [ X ] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q
                  [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

For the Period Ended:  December 31, 2008
                       -----------------

         [  ] Transition Report on Form 10-K
         [  ] Transition Report on Form 20-F
         [  ] Transition Report on Form 11-K
         [  ] Transition Report on Form 10-Q
         [  ] Transition Report on Form N-SAR
         For the Transition Period Ended: _____________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

RONSON CORPORATION
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Full Name of Registrant

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Former Name if Applicable

Corporate Park III, Campus Drive, P.O. Box 6707
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Address of Principal Executive Office (Street and Number)

Somerset, NJ 08875-6707
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       |    (a)       The reason  described in reasonable  detail in Part III of
       |              this form  could not be  eliminated  without  unreasonable
       |              effort or expense
       |    (b)       The subject annual report,  semi-annual report, transition
       |              report on Form 10-K,  Form 20-F,  Form 11-K, Form N-SAR or
       |              Form N-CSR, or portion thereof, will be filed on or before
[X]    |              the fifteenth  calendar day following the  prescribed  due
       |              date; or the subject quarterly report or transition report
       |              on Form 10-Q or subject  distribution report on Form 10-D,
       |              or portion  thereof,  will be filed on or before the fifth
       |              calendar day following the prescribed due date; and
       |    (c)       The  accountant's  statement or other exhibit  required by
       |              Rule 12b-25 (c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Ronson Corporation (the "Company") has determined that additional time is required to finalize its Annual Report on Form 10-K for its fiscal year ended December 31, 2008, and the financial statements included therein (the "Form 10-K"). Despite diligent efforts, the work necessary to complete the Form 10-K could not be finished in sufficient time to permit the filing on the due date of March 31, 2009, without unreasonable effort and expense. This is due largely to time and effort of the Company's management and financial department related to negotiation of and the entry into a forbearance agreement with the Company's principal lender, the engagement of a Chief Restructuring Officer, and preparations to sell the Company's aviation division.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Daryl K. Holcomb                    732                469-8300
--------------------------------------     ----------     ----------------------
               (Name)                      (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)
                                                                  Yes [X] No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  Yes [X] No [ ]

If so, attached an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               RONSON CORPORATION
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   April 1, 2009                       By: /s/ Daryl K Holcomb
        -------------                           -----------------------
                                                    Daryl K. Holcomb
                                                    Vice President and Chief
                                                      Financial Officer

ATTACHMENT TO FORM 12B-25
RONSON CORPORATION
PART IV, ITEM 3

As the Company has disclosed to date in its reports pursuant to the Securities Exchange Act of 1934, net losses in the most recently completed fiscal year ended December 31, 2008, have been significantly greater than the losses reported in the prior fiscal year ended December 31, 2007. The Company is not yet in a position to estimate the results for the most recently completed full fiscal year ended December 31, 2008, as a consequence of the matters set forth in Part III of this Form 12b-25.